UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________
FORM 11-K
 __________________________

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission file number 001-31486
__________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Webster Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Webster Financial Corporation
200 Elm Street
Stamford, CT 06902

WEBSTER BANK RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Report of Independent Registered Public Accounting Firm
To the Retirement Plans Committee of
Webster Bank Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Webster Bank Retirement Savings Plan (the Plan) as of December 31, 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Weaver and Tidwell, L.L.P.
WEAVER AND TIDWELL, L.L.P.
We have served as the Plan’s auditor since 2023.
Little Falls, New Jersey
July 12, 2024

Report of Independent Registered Public Accounting Firm
To the Retirement Plans Committee
Webster Bank Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Webster Bank Retirement Savings Plan (the “Plan”) as of December 31, 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the years ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
We have served as the Plan’s auditor since 2023.
/s/ Buchbinder Tunick & Company LLP
Buchbinder Tunick & Company LLP
Little Falls, New Jersey
June 28, 2023

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
Assets:
Non-interest-bearing cash	$287,954,031	$—
Investments, at fair value:
Registered investment companies	133,355,681	507,292,385
Webster Financial Corporation common stock	88,993,210	34,594,875
Interest-bearing cash	1,015	969
Common collective trusts	495,259,448	25,225,484
Total investments, at fair value	717,609,354	567,113,713
Receivables:
Employer contributions	2,081,392	1,403,528
Participant contributions	1,766,801	839,442
Notes receivable from participants	9,596,462	6,168,750
Total receivables	13,444,655	8,411,720
Net assets available for benefits	$1,019,008,040	$575,525,433
See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2023	2022
Additions:
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$89,444,664	$(143,280,891)
Interest	1,343,909	376,349
Dividends	18,716,598	19,464,216
Total investment income (loss)	109,505,171	(123,440,326)
Interest income on notes receivable from participants	352,963	310,318
Contributions:
Employer	13,193,451	12,319,297
Participant	26,424,168	23,401,001
Rollover	7,293,646	4,418,655
Total contributions	46,911,265	40,138,953
Total additions	156,769,399	(82,991,055)
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	64,548,140	60,068,318
Administrative expenses	51,993	83,770
Total deductions	64,600,133	60,152,088
Net increase (decrease)	92,169,266	(143,143,143)
Transfer in due to plan merger	351,313,341	—
Net assets available for benefits
Beginning of year	575,525,433	718,668,576
End of year	$1,019,008,040	$575,525,433
See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
The following description of the Webster Bank Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is sponsored and administered by Webster Bank, National Association (the Bank), a subsidiary of Webster Financial Corporation (the Company), and covers all eligible employees of the Company, and the Bank and its subsidiaries. Individuals who became employees of the Bank or the Company during the first quarter of 2022 in connection with either the Sterling Bancorp merger or the Bend Financial, Inc. acquisition were not eligible to participate in the Plan as of December 31, 2023.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. In order to be eligible to make deferral contributions to the Plan as of December 31, 2023, an employee must have attained age 21. In order to be eligible to receive employer contributions under the Plan as of December 31, 2023, an employee must have attained age 21 and completed one year of eligible service. The Retirement Plans Committee is responsible for the oversight of the Plan.
Plan Mergers
Effective December 29, 2023, the Sterling National Bank 401(k) and Profit Sharing Plan was merged with and into the Plan (the Sterling Plan Merger). The transfer in of net assets associated with the Sterling Plan Merger totaled $351,313,341, and comprised $287,954,031 of non-interest-bearing cash, $59,678,014 of investments in-kind, including $53,493,678 of Webster Financial Corporation Common Stock, $3,255,140 of notes receivable from participants in-kind, $176,321 of employer contributions receivable, and $249,835 of participant contributions receivable. On January 2, 2024, the non-interest-bearing cash was allocated across the Plan’s various investment options as directed by each of the former Sterling National Bank 401(k) and Profit Sharing Plan participants.
Effective January 23, 2024, the Bend Financial Inc., 401(k) Plan was merged with and into the Plan (the Bend Plan Merger). The transfer in of net assets in connection with the Bend Plan Merger totaled $2,220,585.
Contributions
Each year, participants may make pre-tax and/or post-tax Roth contributions up to 75% of their annual compensation through voluntary payroll deductions, subject to the Internal Revenue Service (IRS) limit of $22,500 and $20,500 for 2023, and 2022, respectively. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions, subject to the IRS limit of $7,500 and $6,500 for 2023, and 2022, respectively. Participants may also contribute amounts representing distributions from other qualified plans (rollover).
The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan on a pre-tax basis after 90 days of hire, unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated fund until changed by the participant.
The employer will make a matching contribution equal to 100% of a participant’s deferral contribution to the extent the participant’s deferral contribution does not exceed 2% of their annual compensation, plus 50% of a participant’s deferral contribution to the extent the participant’s deferral contribution exceeds 2% but does not exceed 8% of their annual compensation. In addition, the employer makes transition contributions that range from 1% to 6% of annual compensation to participants who were age 35 or older on January 1, 2008, were employed by the Bank on December 31, 2006, and who were active participants in the Webster Bank Pension Plan on December 31, 2007.
Participant Accounts
Participants direct the investment of their contributions into various investment options offered by the Plan, one of which includes Webster Financial Corporation common stock. Participants may change their investment options at any time. Each participant’s account is credited with the participant’s contributions and the employer’s contributions, as well as allocations of Plan earnings. Allocations are based on account balances and participant earnings, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Vesting
Participants are immediately vested in their deferral, rollover, and qualified non-elective contributions, plus actual earnings and losses thereon. Vesting in the employer’s contributions is based on years of service. A participant is fully vested after two years of vesting service. If a participant’s employment is terminated prior to attaining two years of vesting service, amounts previously contributed by the employer, plus actual earnings and losses thereon, are forfeited.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior 12-month period) or 50% of their vested account balance. No more than one loan can be outstanding at any time. The loan interest rate is equal to the prime rate plus 1%, or such other reasonable rate of interest determined by the plan administrator. Each loan is secured by a pledge of the vested portion of the participant’s account balance and is required to be repaid within 5 years or less, or up to 15 years if the loan is for the purchase of a primary residence. Principal and interest are paid by the participant through payroll deductions. If a participant ceases to make loan repayments in a timely manner, and the plan administrator deems the loan to be in default, the outstanding loan balance is considered a distribution and a benefit payment is recorded. Any required loan application processing fees, as well as an annual loan administrative fee, are deducted from the participant’s account.
Payment of Benefits
On termination of service, retirement, death, or disability, a participant may elect to receive all or a portion of their vested account balance either in a single lump-sum or in installments over a period of time not to exceed the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. Terminated vested participants with account balances less than or equal to $1,000 are subject to the Plan’s maximum cash-out provision. In-service withdrawals are permitted at the request of the participant upon having attained age 59-1/2 or in the event of financial hardship, as defined by the Plan, subject to the participant having exhausted all non-taxable loan options and available distributions prior to the request. Distributions from a participant’s rollover contributions are allowed at any time.
Forfeited Accounts
Amounts forfeited during the plan year are first used to reinstate previously forfeited amounts of certain rehired employees, then to pay Plan expenses, and lastly to reduce employer contributions. For the years ended December 31, 2023, and 2022, forfeited amounts of $80,000 and $173,538, respectively, were used to reduce employer contributions. No forfeitures were used to reinstate rehired employee accounts or to pay Plan expenses for the years ended December 31, 2023, and 2022.
At December 31, 2023, and 2022, the remaining forfeited non-vested accounts totaled $332,662 and $47,194, respectively.
Plan Amendments
Effective January 11, 2023, individuals who became employees of the Bank in connection with the acquisition of interLINK from StoneCastle Partners LLC are eligible to participate in the Plan.
Individuals who became employees of the Bank or the Company during the first quarter of 2022 in connection with either the Sterling Bancorp merger or the Bend Financial, Inc. acquisition were eligible to participate in the Plan effective January 1, 2024. In addition, individuals with an account balance under the Sterling National Bank 401(k) and Profit Sharing Plan as of December 28, 2023, or the Bend Financial, Inc. 401(k) Plan as of January 22, 2024, and whose account balance had transferred to the Plan, became fully vested in their transferred account balance as of the respective plan merger effective date. Any of such individuals who had attained age 59-1/2 may also withdraw all or or a portion of their transferred account balance.
Further, former participants of the Sterling National Bank 401(k) and Profit Sharing Plan may withdraw any portion of their transferred deferral contributions account balance if such a distribution would meet the requirements to be a Qualified Reservist Distribution, as defined in the plan document.
If an employee is either newly hired or rehired on or after January 1, 2024, and is automatically enrolled in the Plan, or if an employee is a former participant of the Sterling National Bank 401(k) and Profit Sharing Plan who was automatically enrolled in that plan prior to the Sterling Plan Merger, their deferral contribution percentage shall automatically increase by 1% each January 6 up to a maximum of 15%, unless the participant elects to opt out of this automatic increase feature. However, if a newly hired or rehired employee is hired on or after July 1, their deferral contribution percentage will not be automatically increased during the first plan year in which an automatic increase is scheduled.
Effective January 1, 2024, an employee is eligible to receive employer contributions under the Plan as soon as administratively feasible after having attained age 21.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Retirement Plan Provisions Under the Secure 2.0 Act of 2022
On December 29, 2022, President Biden signed into law the Consolidated Appropriations Act of 2023, which included a package of retirement provisions referred to as the Secure 2.0 Act of 2022 (SECURE 2.0). SECURE 2.0 builds upon the Setting Every Community Up for Retirement Enhancement Act of 2019, and includes reforms that seek to expand retirement coverage and savings. The new law includes required and optional changes that are applicable to both ERISA and non-ERISA plans with effective dates varying across the provisions.
Effective January 1, 2023, the required minimum distribution age was increased from 72 to 73 in connection with SECURE 2.0 legislation. This provision was operationalized immediately prior to amending the plan document as permitted under the law, which allows for an extended period before formal plan amendments need to be adopted to reflect the SECURE 2.0 changes.
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The plan administrator determines the Plan’s valuation policies using information provided by the investment advisor and custodian. Refer to Note 3: Fair Value Measurements for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Contributions
Participant contributions and employer contributions are recorded in the year in which participant compensation is earned.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded for the years ended December 31, 2023, and 2022.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
The Plan’s expenses are paid by either the Plan or the Bank, as provided by the plan document. Expenses that are paid directly by the Bank are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying Statements of Changes in Net Assets Available for Benefits. In addition, certain investment related expenses are included in net appreciation (depreciation) of fair value of investments.
3. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC Topic 820, Fair Value Measurement, are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Level 2 - Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement. This includes certain pricing models and other similar techniques that require significant management judgment or estimation.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2023, and 2022.
Registered Investment Companies: Registered investment companies are valued at the daily closing price as reported by the fund. Registered investment companies held by the Plan are quoted in an active market (Level 1).
Webster Financial Corporation Common Stock: Webster Financial Corporation common stock is valued at the closing price reported on the New York Stock Exchange (Level 1).
Interest-Bearing Cash: Interest-bearing cash is recorded at cost plus accrued interest (Level 1).
Common Collective Trusts: Common collective trusts are valued based on the net asset value as reported by the trustee of each fund. The underlying holdings of the funds may vary, but primarily comprise domestic and/or international equity securities, fixed-income debt securities, money market funds, and mutual funds, which are valued using quoted market prices in active markets or observable inputs for similar assets (Level 2).
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

	At December 31, 2023
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Mutual funds	$104,004,951	$—	$—	$104,004,951
Money market funds	29,350,730	—	—	29,350,730
Webster Financial Corporation common stock	88,993,210	—	—	88,993,210
Interest-bearing cash	1,015	—	—	1,015
Common collective trusts	—	495,259,448	—	495,259,448
Total investments, at fair value	$222,349,906	$495,259,448	$—	$717,609,354

	At December 31, 2022
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Mutual funds	$481,740,287	$—	$—	$481,740,287
Money market funds	25,552,098	—	—	25,552,098
Webster Financial Corporation common stock	34,594,875	—	—	34,594,875
Interest-bearing cash	969	—	—	969
Common collective trusts	—	25,225,484	—	25,225,484
Total investments, at fair value	$541,888,229	$25,225,484	$—	$567,113,713

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
4. Related Party and Party-in-Interest Transactions
Certain Plan investments are managed by Fidelity Investments, the trustee and recordkeeper for the Plan. These transactions qualify as party-in-interest transactions under ERISA.
Fidelity Investments provides certain administrative services to the Plan pursuant to a master services agreement between the Bank and Fidelity Investments. Fidelity Investments receives revenue from mutual fund service providers for services that Fidelity Investments provides to the funds. This revenue is used to offset certain amounts owed to Fidelity Investments for its administrative services to the Plan.
If the revenue received by Fidelity Investments from such mutual fund service providers exceeds the amount owed under the master services agreement, the amount equal to such excess revenue is allocated to eligible participant accounts and applied to pay Plan administrative expenses. Net fees paid directly by the Plan to Fidelity Investments for administrative expenses totaled $51,993 and $83,770 for the years ended December 31, 2023, and 2022, respectively.
The Plan invests in Webster Financial Corporation common stock. At December 31, 2023, and 2022, the Plan held 1,753,109 shares and 730,682 shares of Webster Financial Corporation common stock, respectively, valued at $88,993,210 and $34,594,875, respectively. For the years ended December 31, 2023, and 2022, the Plan recorded dividends from Webster Financial Corporation common stock totaling $1,048,532 and $1,075,473, respectively.
5. Plan Termination
Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their employer contributions and have a non-forfeitable interest in their account balances. After providing for the expenses of the Plan, any remaining assets would then be allocated by the Office of the Chairman, which is appointed by the Bank’s Board of Directors.
6. Tax Status
The Plan has received a favorable tax determination letter from the IRS dated January 9, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Both the plan administrator and the Plan’s counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Code so that the Plan is qualified and the related trust is tax-exempt. Although the Bank is not currently aware of any source of action or series of events that have occurred that would adversely affect the qualified status of the Plan, management has indicated that it would take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code in the event a non-compliance matter is identified.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, and 2022, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. Risks and Uncertainties
The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
8. Subsequent Events
The plan administrator has evaluated subsequent events from the date of these financial statements and supplemental schedule, through the date of issuance of this report, and determined that, other than the Bend Plan Merger and plan amendments discussed above in Note 1: Description of the Plan, no significant events were identified requiring recognition or disclosure.

WEBSTER BANK RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023

Plan Sponsor:    Webster Bank, National Association
Employer Identification Number:    06-0273620
Plan Number:    003

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Registered investment companies:
	Principal Real Estate Securities Fund Class R6	51,001	shares	**	1,416,817
	The Hartford World Bond Fund Class R6	227,090	shares	**	2,300,422
	DFA U.S. Targeted Value Portfolio Institutional Class	287,753	shares	**	9,176,441
	Dodge & Cox Stock Fund Class X	149,597	shares	**	36,435,931
	Dodge & Cox International Stock Fund Class X	262,996	shares	**	12,928,895
	Vanguard Total Bond Market Index Fund Institutional Shares	719,150	shares	**	6,982,949
	MFS Mid Cap Value Fund Class R6	147,446	shares	**	4,539,852
	Invesco Discovery Fund Class R6	137,844	shares	**	14,774,131
*	Fidelity Institutional Money Market Treasury Only	29,350,730	shares	**	29,350,730
*	Fidelity Diversified International K6 Fund	1,138,505	shares	**	15,449,513
	Total registered investment companies				133,355,681
	Common stock:
*	Webster Financial Corporation	1,753,109	shares	**	88,993,210
	Interest-bearing cash:
*	Fidelity BrokerageLink			**	1,015
	Common collective trusts:
	JPMorgan Core Plus Bond CF Class	2,177,354	units	**	24,212,178
	Vanguard Target Retirement Income Trust II	191,820	units	**	8,096,703
	Vanguard Target Retirement 2020 Trust II	385,185	units	**	16,759,391
	Vanguard Target Retirement 2025 Trust II	815,719	units	**	36,829,733
	Vanguard Target Retirement 2030 Trust II	877,000	units	**	40,491,067
	Vanguard Target Retirement 2035 Trust II	727,478	units	**	35,151,718
	Vanguard Target Retirement 2040 Trust II	464,226	units	**	23,810,173
	Vanguard Target Retirement 2045 Trust II	431,680	units	**	22,909,265
	Vanguard Target Retirement 2050 Trust II	419,302	units	**	22,533,286
	Vanguard Target Retirement 2055 Trust II	198,070	units	**	14,257,061
	Vanguard Target Retirement 2060 Trust II	96,955	units	**	5,508,028
	Vanguard Target Retirement 2065 Trust II	43,023	units	**	1,505,385
*	Fidelity Managed Income Portfolio II Class 2	21,865,869	units	**	20,640,428
*	Fidelity Growth Company Commingled Pool Class A	2,263,899	units	**	116,681,336
	Spartan 500 Index Pool Class C	297,911	units	**	65,686,409
	Spartan Extended Market Index Pool Class C	30,700	units	**	4,484,643
	Spartan International Index Pool Class C	33,544	units	**	4,368,485
*	Fidelity Mid-Cap Stock Commingled Pool Class Z	1,447,974	units	**	31,334,159
	Total common collective trusts				495,259,448
	Notes receivable from participants:
*	Notes receivable from participants	Varying maturity dates with interest rates ranging from 3.25% to 9.50%		**	9,596,462
	Total investments and notes receivable from participants				$727,205,816
*Party-in-interest, as defined by ERISA.
**All investments are participant-directed. Therefore, disclosure of cost information is not required.
See Report of Independent Registered Public Accounting Firm

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm (Weaver and Tidwell L.L.P.)
23.2	Consent of Independent Registered Public Accounting Firm (Buchbinder Tunick & Company LLP)

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEBSTER BANK
RETIREMENT SAVINGS PLAN

Date:	July 12, 2024	By:	/s/ Glenn I. MacInnes
Glenn I. MacInnes
Executive Vice President and Chief Financial Officer
Chair of the Retirement Plans Committee

Date:	July 12, 2024	By:	/s/ Albert J. Wang
Albert J. Wang
Executive Vice President and Chief Accounting Officer
Member of the Retirement Plans Committee

Date:	July 12, 2024	By:	/s/ Javier L. Evans
Javier L. Evans
Chief Human Resources Officer and Plan Administrator
Member of the Retirement Plans Committee